GREAT-WEST
LIFECO INC.

October 4, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC
USA 20549

BY COURIER


06017576

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- September 20, 2006 (Preferred Shares Series E).
- August 2, 2006 (common shares).
- August 10, 2006 (common shares).
- August 11, 2006 (common shares).
- August 14, 2006 (common shares).
- August 15, 2006 (common shares).
- August 16, 2006 (common shares).
- August 17, 2006 (common shares).
- August 18, 2006 (common shares).
- August 21, 2006 (common shares).
- August 22, 2006 (common shares).
- August 23, 2006 (common shares).
- August 24, 2006 (common shares).
- August 30, 2006 (common shares).
- September 7, 2006 (common shares).
- September 13, 2006 (common shares).
- September 20, 2006 (common shares).
- September 27, 2006 (common shares).

Please contact me directly at (204) 926-5364 if you have any questions.

Sincerely,

Bronya Rae Pemberton
Associate Manager
Corporate Secretary's Office
Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

L509-01/02

2006-10-04, 14:31:01, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	400700
Filing date	2006-10-04
Date of transaction	2006-09-20
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	400700
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-10-04, 14:29:51, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	0
Filing date	2006-10-04
Date of transaction	2006-09-20
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	400700
Unit price or exercise price	27.3500 Currency Canadian Dollar
Closing balance of securities held	400700
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-08-04, 13:04:00, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-08-04		
Date of transaction	2006-08-02		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

Exemption # 82-34728

2006-08-04, 13:01:13, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-08-04		
Date of transaction	2006-08-02		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	28.8271	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-17, 11:42:16, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-08-17		
Date of transaction	2006-08-10		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-17, 11:38:21, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-08-17		
Date of transaction	2006-08-10		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	28.6882	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-17, 11:45:02, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	8000		
Filing date	2006-08-17		
Date of transaction	2006-08-11		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	8000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-17, 11:43:46, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-08-17		
Date of transaction	2006-08-11		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	8000		
Unit price or exercise price	28.6493	Currency	Canadian Dollar
Closing balance of securities held	8000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-17, 11:48:11, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	8000		
Filing date	2006-08-17		
Date of transaction	2006-08-14		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	8000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-17, 11:46:58, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-08-17
Date of transaction	2006-08-14
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	8000
Unit price or exercise price	28.4479 Currency Canadian Dollar
Closing balance of securities held	8000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-08-17, 11:52:43, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	8000
Filing date	2006-08-17
Date of transaction	2006-08-15
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	8000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-08-17, 11:51:32, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-08-17
Date of transaction	2006-08-15
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	8000
Unit price or exercise price	28.4539 Currency Canadian Dollar
Closing balance of securities held	8000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-08-23, 13:39:48, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	8000
Filing date	2006-08-23
Date of transaction	2006-08-16
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	8000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-08-23, 13:38:39, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-08-23		
Date of transaction	2006-08-16		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	8000		
Unit price or exercise price	28.2725	Currency	Canadian Dollar
Closing balance of securities held	8000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-23, 13:41:56, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	8000
Filing date	2006-08-23
Date of transaction	2006-08-17
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	8000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-08-23, 13:41:05, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-08-23		
Date of transaction	2006-08-17		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	8000		
Unit price or exercise price	28.3341	Currency	Canadian Dollar
Closing balance of securities held	8000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-23, 13:44:11, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

RECEIVED
2006 OCT 16 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Security designation	Common Shares
Opening balance of securities held	8000
Filing date	2006-08-23
Date of transaction	2006-08-18
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	8000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-08-28, 16:07:08, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	8000
Filing date	2006-08-28
Date of transaction	2006-08-21
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	8000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-08-28, 16:06:10, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-08-28		
Date of transaction	2006-08-21		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	8000		
Unit price or exercise price	28.5486	Currency	Canadian Dollar
Closing balance of securities held	8000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-28, 16:09:44, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	8000		
Filing date	2006-08-28		
Date of transaction	2006-08-22		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	8000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-28, 16:08:51, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-08-28		
Date of transaction	2006-08-22		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	8000		
Unit price or exercise price	28.8433	Currency	Canadian Dollar
Closing balance of securities held	8000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-28, 16:11:47, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	8000
Filing date	2006-08-28
Date of transaction	2006-08-23
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	8000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-08-28, 16:10:53, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-08-28		
Date of transaction	2006-08-23		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	8000		
Unit price or exercise price	28.8268	Currency	Canadian Dollar
Closing balance of securities held	8000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-28, 16:13:49, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	8000		
Filing date	2006-08-28		
Date of transaction	2006-08-24		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	8000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-08-28, 16:12:51, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-08-28		
Date of transaction	2006-08-24		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	8000		
Unit price or exercise price	28.8808	Currency	Canadian Dollar
Closing balance of securities held	8000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-09-01, 15:51:09, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	32000
Filing date	2006-09-01
Date of transaction	2006-08-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	32000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-09-01, 15:48:56, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-09-01		
Date of transaction	2006-08-30		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	32000		
Unit price or exercise price	29.1534	Currency	Canadian Dollar
Closing balance of securities held	32000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-10-04, 15:09:11, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-10-04
Date of transaction	2006-09-07
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-10-04, 15:06:48, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-10-04		
Date of transaction	2006-09-07		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.2596	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-10-04, 15:11:36, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	32000
Filing date	2006-10-04
Date of transaction	2006-09-13
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	32000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-10-04, 15:10:40, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-10-04		
Date of transaction	2006-09-13		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	32000		
Unit price or exercise price	29.2004	Currency	Canadian Dollar
Closing balance of securities held	32000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-10-04, 15:14:28, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-10-04
Date of transaction	2006-09-20
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-10-04, 15:13:29, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-10-04		
Date of transaction	2006-09-20		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.4605	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next



2006-10-04, 15:24:19, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-10-04
Date of transaction	2006-09-27
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency: Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-10-04, 15:23:09, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-10-04		
Date of transaction	2006-09-27		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.8699	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

GREAT-WEST
LIFECO INC.

October 4, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following document:

- Press Release dated September 5, 2006 announcing Great-West Lifeco to host Investor Day, September 28th in Toronto.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,



Connie Neilson
Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco hosts Investor Day Sept. 28th in Toronto

Winnipeg, Sept. 5, 2006...Great-West Lifeco Inc. will host an Investor Day for the institutional investment community on September 28, 2006 from 9:00 a.m. to 1:30 p.m (EDT) at the Canada Life head office, 330 University Avenue in Toronto. This event will focus on the scope of Great-West Lifeco's operations, with presentations from the Company's operating executives.

The event will have a separate session for each of the Company's business segments: Europe, United States, and Canada. In each session, the heads of the various business lines will provide an overview of markets the Company operates in, the competitive landscape, market share positions, core competencies and critical success factors. The presenters will answer questions from the audience following each session.

A webcast, live audio feed and PowerPoint presentations will be accessible via the Great-West Lifeco website at http://www.greatwestlifeco.com/english/presentations.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have $191 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

- 30 -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705